May 27, 2025

Carrie Eglinton Manner
President and Chief Executive Officer
OraSure Technologies, Inc.
220 East First Street
Bethlehem, PA 18015

       Re: OraSure Technologies, Inc.
           Registration Statement on Form S-3
           Filed May 20, 2025
           File No. 333-287446
Dear Carrie Eglinton Manner:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas O'Leary at 202-551-4451 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Justin Platt, Esq.